Exhibit 99.1

Dr. Reddy's Laboratories Ltd.

8-2-337, Road No. 3, Banjara Hills

Hyderabad – 500 034, Telangana, India

CIN: L85195TG1984PLC004507

Tel:     + 91 40 4900 2900

Fax:    + 91 40 4900 2999

Email: mail@drreddys.com

Web:   www.drreddys.com

July 23, 2025

National Stock Exchange of India Ltd. (Scrip Code: DRREDDY)

BSE Limited. (Scrip Code: 500124)

New York Stock Exchange Inc. (Stock Code: RDY)

NSE IFSC Ltd. (Stock Code: DRREDDY)

Dear Sir/Madam,

Sub:	Intimation under Regulation 30 of SEBI (Listing Obligations and Disclosure Requirements) Regulations, 2015 – Q1 FY26 Unaudited Financial Results Presentation

Pursuant to Regulation 30 of the Securities and Exchange Board of India (Listing Obligations and Disclosure Requirements) Regulations, 2015, we are enclosing herewith the presentation on the Unaudited Financial Results of the Company for the quarter ended June 30, 2025.

This is for your information and records.

Thanking you.

Yours faithfully,

For Dr. Reddy’s Laboratories Limited

K Randhir Singh

Company Secretary, Compliance Officer & Head-CSR

Encl: as above

Q1FY26
FINANCIAL RESULTS

July 23, 2025


Dr.Reddy's

Dr.Reddy's

Safe Harbor Statement

This presentation contains forward-looking statements and information that involve risks, uncertainties and assumptions. Forward-looking statements are all statements that concern plans, objectives, goals, strategies, future events or performance and underlying assumptions and other statements that are other than statements of historical fact, including, but not limited to, those that are identified by the use of words such as “anticipates”, “believes”, “estimates”, “expects”, “intends”, “plans”, “predicts”, “projects” and similar expressions. Risks and uncertainties that could affect us include, without limitation:

- General economic and business conditions in India and other key global markets in which we operate;
- The ability to successfully implement our strategy, our research and development efforts, growth & expansion plans and technological changes;
- Changes in the value of the Rupee and other currency changes;
- Changes in the Indian and international interest rates;
- Allocations of funds by the Governments in our key global markets;
- Changes in laws and regulations that apply to our customers, suppliers, and the pharmaceutical industry;
- Increasing competition in and the conditions of our customers, suppliers and the pharmaceutical industry; and
- Changes in political conditions in India and in our key global markets.

Should one or more of such risks and uncertainties materialize, or should any underlying assumption prove incorrect, actual outcomes may vary materially from those indicated in the applicable forward-looking statements.

For more detailed information on the risks and uncertainties associated with the Company’s business activities, please see the company’s annual report filed in Form 20-F with the US SEC for the fiscal year ended March 31, 2025 and our other filings with US SEC. Any forward-looking statement or information contained in this presentation speaks only as of the date of the statement. We are not required to update any such statement or information to either reflect events or circumstances that occur after the date the statement or information is made or to account for unanticipated events.

Dr.Reddy’s

Q1FY26 Performance

₹ **8,545** Cr
Revenues
11%YoY | 0% QoQ

₹ **2,278** Cr | 26.7%
EBITDA | EBITDA %
5%YoY | 8% QoQ

₹ **1,905** Cr | 22%
PBT | PBT %
1%YoY | 5% QoQ

₹ **1,418** Cr | 17%
*PAT | PAT %
2%YoY | 11% QoQ

^After adjusting for minority interest

Double-digit sales growth with steady profitability

FINANCIAL HIGHLIGHTS

- **Revenue growth** ~ 11%
- **EBITDA Margin ~ 26.7%**
- Annualised **RoCE** at ~ **22%**
- **Net Cash surplus** at **₹ 2,922 Cr**

BUSINESS UPDATES

- Collaborated with **Alvotech** for co-development, manufacture & commercialization of **pembrolizumab**
- **Successfully completed integration** of NRT portfolio in **Nordics** markets
- **Underwent USFDA** inspections across 3 sites, resulting in Form 483 observations at CTO-5 (two), Middleburgh (two) & FTO-11 (seven). We got a 'VAI' for Middleburg site.
- **Only Indian Pharma Co. with CDP Climate rating of 'A'** while maintaining leadership in Water & Supplier Engagement

alvotech CDP

Dr.Reddy's

Momentum in NRT and Branded Markets offsets softness in U.S. generics

REVENUE BY SEGMENT



₹ 8,545 Cr
11%YoY 0.5%QoQ
GLOBAL GENERICS
88%
PSAI
10%
OTHERS
2%

₹ 7,562 Cr
Global Generics
10%YoY 0.3% QoQ

₹ 818 Cr
Pharmaceutical Services & Active Ingredients (PSAI)
7%YoY 14% QoQ

GLOBAL GENERICS SPLIT

₹ 3,412 Cr
North America
11%YoY 4% QoQ

₹ 1,274* Cr
Europe
142%YoY 0% QoQ



40%
15%
17%
16%

₹ 1,471 Cr
India
11%YoY 13% QoQ

₹ 1,404 Cr
Emerging Markets
18%YoY 0.4% QoQ

*Includes revenues from the acquired NRT business

Dr.Reddy's

Scaling commercial operations and channelling investments into R&D and growth-driven capex

GROSS MARGINS (% of Revenues)



Q1FY26
56.9%
Q4FY25
55.6%
Q1FY25
60.4%

SG&A EXPENSES (% of Revenues)



Q1FY26
30.0%
Q4FY25
28.3%
Q1FY25
29.6%

R&D EXPENSES (% of Revenues)



Q1FY26
7.3%
Q4FY25
8.5%
Q1FY25
8.1%

CAPEX (₹ Cr)



Q1FY26
683
FY25
2,699
FY24
1,517
FY23
1,132
FY22
1,466

FREE CASH FLOW (₹ Cr)



Q1FY26
451
FY25*
1,327
FY24*
2,672
FY23*
4,566
FY22
1,191

Before acquisition related payouts

NET DEBT / EQUITY



-0.08
Jun '25^
-0.07
Mar '25
-0.23
Mar '24
-0.21
Mar '23
-0.08
Mar '22

^Net Cash Surplus stood at ₹ 2,922 Cr. as on 30th Jun 2025.

Dr.Reddy's

North America Q1FY26 Performance


40%

Revenues

₹ **3,412** Cr

⬇ 11%YoY ⬇ 4% QoQ

GROWTH DETRACTORS

- **Price erosion** in select products including Lenalidomide

Price Erosion and changing U.S. landscape weighs on Growth Trajectory

MARKET PERFORMANCE

⬆ **10.8% vs. 2.3%**

DRL Growth vs. US Generic Market Growth*

*As per IQVIA MAT for May' 25

NEW LAUNCHES

5

Q1

PENDING APPROVAL

70 ANDAs

3 NDAs

Includes 43 Para IVs & 22 FTFs

PRICE EROSION

STABLE

(for mature portfolio)

NEW FILINGS

1

Q1

ANDAs

Dr.Reddy's

India Q1FY26 Performance


17%

Revenues
₹ **1,471** Cr

↑ 11%YoY ↑ 13% QoQ

GROWTH DRIVERS

- New product **launches** & **price** increases

Double digit growth, outpaced market performance

MARKET PERFORMANCE

↑**11.2% vs. 8.6%**

DRL Growth vs. IPM Growth*

r IQVIA MQT Jun' 25

NEW BRAND LAUNCHES

5

Q1

BRANDS IN TOP 300 IPM

17

VIA Jun'25

MARKET RANKING

10th

As per IQVIA Jun'25

THERAPY LEADERSHIP

#1 STOMATO-LOGICALS

#2 VACCINES

As per IQVIA Jun'25

BRANDS WITH ₹100 CR+ SALES

22

As per IQVIA Jun'25

- **Launched** two Innovative assets **Beyfortus** (RSV Vaccine) & **Sensimmune** (Acarizex Slit)
- Among the top 50 newly introduced (NI) brands as per IQVIA, **four brands** namely Zytorvi, Mintop Pro+, Ribaxa and Bixibat are at **Rank 2**

Dr.Reddy's

Emerging Markets Q1FY26 Performance


16%

Revenues

₹ **1,404** Cr

18%YoY   0% QoQ

GROWTH DRIVERS

- YoY: **Higher volumes**, New launches and favourable forex
- QoQ: Flat due to lower volumes

Sustained momentum backed by volume growth, new product launches & currency tailwinds

REVENUE SPLIT


CISR
14%
RoW
36%
Russia
50%

₹ 708 Cr
Russia

28%YoY   8% QoQ

- Growth in Constant currency : +17% YoY
- Volume growth and favourable forex

₹ 195 Cr
CISR

2%YoY   20% QoQ

- QoQ decline due to lower volumes

₹ 501 Cr
RoW

13%YoY   0% QoQ

- YoY: Volume gains, new launches, moderated by price erosion
- QoQ: Increased volumes offset by price erosion

NEW LAUNCHES

26
Q1
Across markets

Dr.Reddy's

Europe Q1FY26 Performance


15%

Revenues

₹ **1,274*** Cr

142%YoY · 0% QoQ

GROWTH DRIVERS

- NRT business
- **New product launches,** partially moderated by **price erosion**

*Includes revenues from acquired NRT business.

Revenue gains from NRT portfolio and product launches

REVENUE SPLIT



France, Italy, Others
9%
Acquired NRT Business
52%
UK
14%
Germany
25%

₹ 669 Cr
Acquired NRT Business
12% QoQ

₹ 316 Cr
Germany
13%YoY · 11% QoQ

₹ 173 Cr
UK
10%YoY · 20% QoQ

₹ 116 Cr
France, Italy, Others
30%YoY · 9% QoQ

NEW LAUNCHES

13
Q1
Excluding NRT

Dr.Reddy's

PSAI Q1FY26 Performance

10%

Revenues

₹ 818 Cr

7%YoY 14% QoQ

GROWTH DRIVERS

- **YoY: New API product launches** & growth in **CDMO** business
- **QoQ**: Decline due to seasonally low volumes

Margin compression in PSAI Business primarily due to lower operating leverage

GROSS MARGIN	
13%	23%
Q1FY26	Q1FY25

NEW FILINGS (DMFs)
12
Q1

Dr.Reddy's

In Summary

A diversified business model with broad based levers

- STRENGTHEN CORE BUSINESSES ACROSS MARKETS WITH A ROBUST PRODUCT PORTFOLIO
- INVEST IN INNOVATIVE & DIFFRENTIATED PRODUCTS (NCEs, CDMO, CONSUMER HEALTH)
- DRIVE OPERATIONAL EFFICIENCY & PRODUCTIVITY
- FOCUS ON QUALITY AND COMPLIANCE
- STRENGTHEN CAPABILITIES – PEOPLE, DIGITAL, PROCESSES
- INTEGRATE ESG INTO BUSINESS

About key metrics and non-GAAP Financial Measures

This press presentation contains non-GAAP financial measures within the meaning of Regulation G and Item 10(e) of Regulation S-K. Such non-GAAP financial measures are measures of our historical performance, financial position or cash flows that are adjusted to exclude or include amounts, as the case may be, from the most directly comparable financial measure calculated and presented in accordance with IFRS.

The presentation of this financial information is not intended to be considered in isolation or as a substitute for, or superior to, the financial information prepared and presented in accordance with IFRS. Our non-GAAP financial measures are not based on any comprehensive set of accounting rules or principles. These measures may be different from non-GAAP financial measures used by other companies, limiting their usefulness for comparison purposes.

We believe these non-GAAP financial measures provide investors with useful supplemental information about the financial performance of our business, enable comparison of financial results between periods where certain items may vary independent of business performance, and allow for greater transparency with respect to key metrics used by management in operating our business.

For more information on our non-GAAP financial measures and a reconciliation of GAAP to non-GAAP measures, please refer to "Reconciliation of GAAP to Non-GAAP Results" table in the press release.

Dr.Reddy's

Good Health Can’t Wait.



Dr.Reddy’s